Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q1 2019 Financial Results
- $30.2M Revenues with $0.52 EPS  -

KFAR SAVA, Israel, April 29, 2019 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the first quarter ended March 31, 2019.

Financial Results

Revenues for the first quarter of 2019 totalled $30.2 million compared with $29.5 million for the first quarter of 2018.

On a GAAP basis, net income for the quarter totalled $3.6 million, or $0.48 per share (basic and diluted), compared with a net loss of $(1.4) million, or $(0.19) per share (basic and diluted), for the first quarter of 2018.

On a non-GAAP basis (as described and reconciled below), non-GAAP net income for the period totalled $4.0 million, or $0.52 per diluted share ($0.53 per basic share), compared with $4.3 million, or $0.56 per diluted share ($0.57 per basic share), for the first quarter of 2018.

Guidance for the Second Quarter of 2019

Management projects that revenues for the second quarter of 2019 will total $25 million to $26 million.

Comments of Management

Shaike Orbach, Silicom’s President and CEO, commented, “We are pleased to report a solid first quarter demonstrating the continued power of our business to generate revenues and a continuous stream of cash. Our growth engines remain Edge uCPE devices and FPGA-based solutions, both of which are markets at the beginning of their growth curves.

“In the Edge space, while the many wins that we have already secured, together with our fat pipeline of potential wins, make us pleased with our strategic positioning, we continue to see delays in our customer’s Edge deployments and growing uncertainty about their ramp-up timelines. This timing issue – which we believe is short-term in nature - is reflected in our moderate guidance for the second quarter and our limited visibility for the remainder of 2019. At the same time, we remain confident and enthusiastic about Edge’s long-term potential and continue to build out our portfolio of products and platforms to help transform its promise to reality. We expect to secure many additional significant Edge wins over time, like the one we announced today.”

Mr. Orbach continued, “In the FPGA space, during the quarter we announced two important new wins: one from a leading cloud player for a potentially massive network-wide implementation, and another from a global communications leader who will be deploying our FPGA-based smart NICs in data centers throughout the world. Besides promising significant multi-year revenues, these showcase wins demonstrate the advantage of our technology, the key to generating further interest from additional Cloud, Service Providers and other players. We continue to invest significantly in developing our FPGA technology and predict that it will become a major revenue driver for our business in the years ahead.”

Conference Call Details

Silicom’s Management will host an interactive conference today, April 29th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

 To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

***

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, amortization of acquired intangible assets, taxes on amortization of acquired intangible assets, as well as discontinued project-related write-offs. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets (US$ thousands)

	March 31,	December 31,
	2019	2018

Assets

Current assets
Cash and cash equivalents	$18,396	$26,808
Short-term bank deposits	4,000	-
Marketable securities	4,242	1,600
Accounts receivables: Trade, net	26,174	23,817
Accounts receivables: Other	3,920	9,487
Inventories	36,638	42,369
Total current assets	93,370	104,081

Marketable securities	54,915	45,612
Assets held for employees’ severance benefits	1,568	1,517
Deferred tax assets	1,526	894
Property, plant and equipment, net	3,695	3,670
Intangible assets, net	1,166	966
Right of Use	3,728	-
Goodwill	25,561	25,561
Total assets	$185,529	$182,301

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$9,531	$15,407
Other accounts payable and accrued expenses	7,077	6,133
Lease Liabilities	1,487	-

Total current liabilities	18,095	21,540

Lease Liabilities	2,133	-
Liability for employees’ severance benefits	2,803	2,612

Total liabilities	23,031	24,152

Shareholders' equity
Ordinary shares and additional paid-in capital	55,352	54,643
Treasury shares	(38)	(38)
Retained earnings	107,184	103,544
Total shareholders' equity	162,498	158,149

Total liabilities and shareholders' equity	$185,529	$182,301

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2019	2018
Sales	$30,227	$29,522
Cost of sales	20,047	24,972
Gross profit	10,180	4,550

Research and development expenses	3,820	3,431
Selling and marketing expenses	1,629	1,536
General and administrative expenses	1,023	907
Total operating expenses	6,472	5,874

Operating income (loss)	3,708	(1,324)

Financial income, net	295	284
Income (Loss) before income taxes	4,003	(1,040)
Income taxes	363	399
Net income (loss)	$3,640	$(1,439)

Basic income (loss) per ordinary share (US$)	$0.48	$(0.19)

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,586	7,550

Diluted income (loss) per ordinary share (US$)	$0.48	$(0.19)

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,654	7,703

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2019	2018

GAAP gross profit	$10,180	$4,550
(1) Share-based compensation (*)	116	59
(2) Discontinued project-related write-offs	-	4,985
Non-GAAP gross profit	$10,296	$9,594

GAAP operating income (loss)	$3,708	$(1,324)
Gross profit adjustments	116	5,044
(1) Share-based compensation (*)	538	401
(2) Discontinued project-related write-offs	-	13
(3) Amortization of acquired intangible assets	-	303
Non-GAAP operating income	$4,362	$4,437

GAAP net income (loss)	$3,640	$(1,439)
Operating income adjustments	654	5,761
(4) Taxes on amortization of acquired intangible assets	(278)	8
Non-GAAP net income	$4,016	$4,330

GAAP net income (loss)	$3,640	$(1,439)
Adjustments for Non-GAAP cost of sales	116	5,044
Adjustments for Non-GAAP Research and development expenses	246	350
Adjustments for Non-GAAP Selling and marketing expenses	139	228
Adjustments for Non-GAAP General and administrative expenses	153	139
Adjustments for Non-GAAP Income taxes	(278)	8
Non-GAAP net income	$4,016	$4,330

GAAP basic income (loss) per ordinary share (US$)	$0.48	$(0.19)
(1) Share-based compensation (*)	0.09	0.06
(2) Discontinued project-related write-offs	-	0.66
(3-4) Acquisition-related adjustments	(0.04)	0.04
Non-GAAP basic income per ordinary share (US$)	$0.53	$0.57

GAAP diluted income (loss) per ordinary share (US$)	$0.48	$(0.19)
(1) Share-based compensation (*)	0.08	0.06
(2) Discontinued project-related write-offs	-	0.65
(3-4) Acquisition-related adjustments	(0.04)	0.04
Non-GAAP diluted income per ordinary share (US$)	$0.52	$0.56

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))